1 Himalaya Shipping – Q2 2025 Results Presentation 8 August 2025

2 Forward looking statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” "indicative," "illustrative," "potential" or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects and underlying assumptions, the information under “Fleet status report” and “The supply situation,” vessel orders and order book, expected trends regarding iron ore demand, expected trends on emission pricing, mandatory dry docking trends and impacts on expected supply of dry bulk vessels and yard capacity, including the information under “Mandatory dry docking to increase in 2025,” statements about our dividend objective and plans, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate; changes in demand in the dry bulk shipping industry, including the market for our vessels; demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; potential disruption of shipping routes due to accidents, hostilities or political events; our ability to refinance our debt as it falls due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; the risk of a continued economic slowdown in China and continued weakness in the Chinese property sector and risks relating to Chinese steel demand; global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions; the progress and outcome of projects in Guinea and Brazil, including timing of completion of such projects and impact on the Capesize market; our ability to pay dividends and the amount of dividends we ultimately pay; risks related to climate change, including climate- change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this investor presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including EBITDA, average TCE earnings, gross, and illustrative free cash flow. EBITDA represents our net income plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended June 30, 2025, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow, see slide 11 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q2 2025 Highlights: • Net profit of $1.1 million and EBITDA of $20.9 million for the quarter ended June 30, 2025. • Achieved time charter equivalent earnings of approximately $28,400 per day, gross. • Commencement of Lars-Christian Svensen as contracted CEO and appointment of Vidar Hasund as contracted CFO on April 1, 2025. • In April 2025, the Board approved a grant of 200,000 share options to key human resources. • On June 3, 2025, the Company successfully completed the uplisting from Euronext Expand to Euronext Oslo Børs. • Declared cash distributions of $0.025, $0.03 and $0.05 per common share for April, May and June 2025, respectively. Subsequent Events: • Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$35,300 per day, gross, from August 1, 2025, to September 30, 2025. • Achieved time charter equivalent earnings for July 2025 of approximately $32,700 per day, gross. • Declared a cash distribution of $0.04 per share for July 2025.

4 Financial Update

Key Financials Q2 2025

HIMALAYA SHIPPING

Income statement

US$ millions, except per share data	Q2 2025	Q2 2024	Variance
Operating revenues	**29.9**	**31.2**	**(1.3)**
Vessel operating expenses	(7.1)	(5.6)	(1.5)
Voyage expenses and commission	(0.4)	(0.3)	(0.1)
General and administrative expenses	(1.5)	(1.3)	(0.2)
Depreciation	(7.3)	(6.5)	(0.8)
Total operating expenses	**(16.3)**	**(13.7)**	**(2.6)**
Operating profit	**13.6**	**17.5**	**(3.9)**
Interest expense	(12.8)	(11.0)	(1.8)
Other financial items	0.3	0.4	(0.1)
Total financial expense, net	**(12.5)**	**(10.6)**	**(1.9)**
Tax expense	**-**	**-**	**-**
Net (loss) income	**1.1**	**6.9**	**(5.8)**
Earnings (loss) per share	0.02	0.16	
EBITDA	20.9	24.0	(3.1)

Comments

- Operating revenues decreased $1.3 million compared to Q2 2024 due to reduced average TCE, gross, from approx. US$34,600/day in Q2 2024 to US$28,400/day in Q2 2025, mainly offset by more operational days, 1,092 in Q2 2025 vs 935 in Q2 2024, due to vessel deliveries in 2024.
- Vessel operating expenses increased by $1.5 million compared to Q2 2024 primarily due to more operational days in Q2 2025.
- General and administrative expenses increased by $0.2 million compared to Q2 2024 primarily due to fees in connection with the transfer from Euronext Expand to Euronext Oslo Bors.
- Interest expense increased by $1.8 million due to draw downs on the sale leaseback financing in connection with vessel deliveries during 2024.

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6 Key Financials Q2 2025 Balance Sheet Summary Comments US$ millions June 30, 2025 March 31, 2025 Variance Cash and cash equivalents 24.7 27.0 (2.3) Vessels and equipment 838.4 845.7 (7.3) Total assets 871.9 881.1 (9.2) Short-term and long-term debt 701.3 707.9 (6.6) Total equity 159.3 162.5 (3.2) • Cash of $24.7 million as of June 30, 2025 including minimum cash balance required under the sale leaseback financing of $12.3 million. • Total debt, gross, was $714.0 million as of June 30, 2025 ($701.3 million net of deferred loan costs) down from $721.3 million as of March 31, 2025 ($707.9 million net of deferred loan costs). • Cash flow from operations of 8.3 million in Q2 2025 • Total cash distributions of $0.105 per share declared for April, May and June 2025.

7 Company update

Chartering position

Fleet status report – Current

Himalaya Shipping

Fleet Status Report

Vessel Name	Built	Type	2025 Q2	2025 Q3	2025 Q4	2026 Q1	2026 Q2	2026 Q3	2026 Q4	2027 Q1	2027 Q2	2027 Q3	2027 Q4
Dual Fuel Newcastlemax													
Mount Norefjell	2023	DF Newcastlemax	32,000*			Index							
Mount Ita	2023	DF Newcastlemax	Index										
Mount Etna	2023	DF Newcastlemax		35,350*	Index				➡				
Mount Blanc	2023	DF Newcastlemax		35,350*	Index				➡				
Mount Matterhorn	2023	DF Newcastlemax	Index										
Mont Neblina	2023	DF Newcastlemax		34,650*	Index				➡				
Mount Bandeira	2024	DF Newcastlemax	Index						➡				
Mount Hua	2024	DF Newcastlemax	31,500*			Index			➡				
Mount Elbrus	2024	DF Newcastlemax	Index										
Mount Denali	2024	DF Newcastlemax		35,400*	Index				➡				
Mount Acancagua	2024	DF Newcastlemax	Index										
Mount Emai	2024	DF Newcastlemax	Index										

Available | Option | ➡ Evergreen | * + Scrubber

Source: Company Data

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9 10,000 15,000 20,000 25,000 30,000 35,000 40,000 2q23 3q23 4q23 1q24 2q24 3q24 4q24 1q25 2q25 US D P er D ay Baltic 5TC average Average Peer HSHP Proven Outperformance through Large and Modern Tonnage HSHP TCE vs Peers and Index Source: Fearnleys, Company Data, Shipping Intelligence Peers: GOGL, SBLK, SHIP, GNK, 2020 (reported Cape/Newcastlemax TCE) HSHP avg. premium vs. index ~49% HSHP avg. Premium vs. Peers ~25%

10 38,100 -7,100 2,500 -2,600 -6,800 17,300 -6 800 BCI180 Nuke premium LNG EU ETS FuelEU IMO CO2 Himalaya US D/ Da y 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 Fuel / CO2 cost: C2 - Tubarao - Rotterdam 2028 [USD/Day] - 208K DWT adjusted Himalaya Shipping DF vessels to capitalize on emission pricing Himalaya vs. Capesize index (BCI 180) vessel3 x GHG taxes coming into effect • EU ETS - active 2024 • CO2 tax on fuel emission • FuelEU - active 2025 • Carbon intensity tax on fuel • IMO Global - expected 2028 • Carbon intensity tax on fuel • Significant and progressive penalty for shipping • Himalaya vessels estimated to offer 50% savings on the example route compared to a Baltic Index Cape - Fuel prices used (MT): Platts Rotterdam avg July 2025. EUA cost 75 EUR. - EU CO2 Tax: Surplus balance from FuelEU on LNG is calculated with value equaling penalty. Potential saving of >$20k/day sailing on this route vs Capesize index ship

11 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $1,600 in scrubber benefit less $24,900/d in cash breakeven x 12 ships, divided on 46,550,000 shares outstanding Illustrative FCF $ per share based on Capesize index rate Solid dividend capacity 0.0 0.4 1.0 1.6 2.3 2.9 3.5 4.2 4.8 17,206 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 FCF in $ pr share/year

12 Capital allocation Full alignment between shareholders and management – board and sponsors own ~1/3 of the equity No reinvestment plans – youngest fleet in the industry means limited capital needs Free cash flow after debt service targets to be distributed in monthly dividends 19 consecutive monthly cash distributions Cash-break even of ~$17k/day on Capesize index equivalent vs BCI average 21k last four years

13 Market update

14 950 1000 1050 1100 1150 1200 1250 1300 1350 2022 2023 2024 2025 Capesize tonne-miles Capesize Daily Billion Ton-mile Development (30dms*) Cape tonne-mile development year on year Q2 *30-day moving sum Source: Arrow Tonne-mile Growth Q1 2025 Q2 2025 Q2 ‘25 vs 3 year average Y/Y Capesize -3.0% -1.2% +3.2% • Bauxite +27% • Iron ore +1% • Coal -14% • China imports +3% y-o-y • Iron ore exports from Brazil +4% y-o-y

15 75% 77% 75% 73% 71% 75% 72% 70% 68% 69% 69% 0% 1% 3% 4% 6% 7% 7% 9% 11% 12% 16% 24% 21% 21% 22% 22% 18% 20% 20% 20% 18% 13% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Iron ore Bauxite Coal Other Bauxite market continue to flourish - Increasingly important for Capesize Capesize Fleet – Tonnemile Demand Split, Bauxite > Coal 0.0 5.0 10.0 15.0 20.0 25.0 M ill io ns 5 6 6 7 7 8 8 M ill io ns China Bauxite Imports (Mt/month) China Alumina Production (mt/Month) Source: Arrow, Bloomberg, MySteel

16 Iron ore Brazil iron ore exports – Solid YTD as we move into the historical high-season Source: Shipping Intelligence Network 15 20 25 30 35 40 45 January February March April May June July August September October November December M ill io n to nn es Brazil iron ore exports million MT / month 2020 2021 2022 2023 2024 2025

17 100 110 120 130 140 150 160 170 1 6 11 16 21 26 31 36 41 46 51 M t China - Imported IO Inventories High/Low -'18-Present Avg. -'18-Present 2024 2025 Iron ore demand China iron ore imports – Remain solid China iron ore inventories set for seasonal rebound Source: Orderbook to Fleet Ratio as of May 2025, Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) 70.0 80.0 90.0 100.0 110.0 120.0 M ill io n to nn es China seabourne iron ore imports million MT / month 2021 2022 2023 2024 2025

18 Long-term Iron Ore Demand Source: Fearnleys, MySteel, Bloomberg, WoodMac Iron Ore Cost Curve (wet cash cost/tonne) China Imported Inventories – Brazil share and tonne miles rising China Domestic Iron Ore Production (~62% fe) 0% 10% 20% 30% 40% 50% 0 50 100 150 200 43/2013 47/2015 47/2017 50/2019 51/2021 52/2023 % s ou rc ed fr om B ra zil To ta l P or t I nv en to rie s (0 00 's to nn es ) Brazilian Sourced IO Australian Sourced IO Implied Other Sourced IO Brazil % 15 16 17 18 19 20 21 22 23 24 25 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec M t/ M ot nh 2023 2024 2025 China Domestic IO production down 3% y/y in 2024 China Domestic IO production down 3% y/y in 2025 YTD 0% 20% 40% 60% 80% 100% 0% 5% 10% 15% 20% 25% 30% 35% 40% 0-25 25-35 35-45 45-55 55-65 65-75 75-85 85-95 >95 C um ul at iv e To ta l ( % ) % o f T ot al P ro du ct io n IO Price – USD/tonne China ROW Brazil Auz Cumulative Total

19 60 60 15 15 20 170 WCM Simfer Vargem Capanema S11D Total Significant iron ore volumes coming – driving ton-mile demand Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 180k DWT Newcastlemaxes (95% fully loaded). Each ship able to do 3.65 round voyages pr year Required # ships > orderbook1 272 165 Ships required Cape+ orderbook Simandou project – Guinea Start-up Nov 2025–full volumes 2027 Vale capacity increases by 2026

20 0 50 100 150 200 250 300 350 400 450 19 97 19 99 20 01 20 03 20 05 20 07 20 09 20 11 20 13 20 15 20 17 20 19 20 21 20 23 20 25 M ill io n D W T Nominal orderbook vs existing fleet Orderbook Capesize fleet DWT 43.5% 40.7% 30.7% 30.2% 20.5% 20.1% 15.1% 12.4% 11.0% 8.9 % Limited supply of new ships Historically low orderbook Highly supportive OB/Fleet Ratio Source: Orderbook to Fleet Ratio as of May 2025, Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 8.9% of fleet

21 0 50 100 150 200 250 300 350 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 Delivered OB The supply situation Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) *Inclusive of current Orderbook ~60% of the fleet >20 years by 2034* Year # ships turning 20 years # of Vessels Delivered % of fleet >20 years (inc. OB) 2025 47 39 7% 2026 58 52 10% 2027 56 44 12% 2028 45 29 14% 2029 110 1 19% 2030 212 0 29% 2031 251 0 40% 2032 214 0 50% 2033 103 0 55% 2034 94 0 59% Vessels built before 20093 Vessels built between 2009 and 2015 Vessels built post-2016 unaffected by 20303 300 ships – 14% 1,072 ships – 49% 826 ships – 37% Unlikely to be able to build significant capacity before 2028

22 0.6% 0.9% 1.3% 1.4% 2023 2024 2025e 2026e 0% 5% 10% 15% 20% 25% 30% 35% 0 2 4 6 8 10 12 14 16 18 1993 2002 2011 2020 2029 % o f F le et C ap es iz e Fl ee t A ge % of fleet >20yrs old Avg. Age (Years) Mandatory dry docking to increase in 2025 Capesize average age Supply constraints Source: Clarksons, Maritime Analytics Fleet age development includes current Orderbook, assumes no scrapping Off hire due to increase from docking schedule % off hire • ~50% y/y increase in estimated offshire days due to DD in ’25 • 2010 was a big delivery year - hence over 10% of the fleet will engage in 15 year SS in 2025 (23% of the cape fleet will need dry dock in total) • With an aging fleet forced to drydock or be scrapped, this will be an additional positive impact on cape/newc freight rates • The large number of dry dockings in 2025 may lead to yard congestion

23 Thank you